June 25, 2025

Amihay Hadad
Chief Executive Officer
Viewbix Inc.
3 Hanehoshet St, Building B, 7th floor
Tel Aviv, Israel 6971068

       Re: Viewbix Inc.
           Registration Statement on Form S-1
           Filed June 20, 2025
           File No. 333-288164
Dear Amihay Hadad:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David Huberman, Esq.